Schedule 1 to Exhibit D

3/30/13

INVESTOR PLAN SERVICES FEE SCHEDULE

Item

Amount

Note

			Paid By [1]
Plan Set Up Fee	$2,500	Per Fund	Company
Fulfillment Processing	$5.50	Per request	Company
Reinvestment Trading Fee	$.05	Per share	Participant
Purchase of Additional Shares By check By Electronic Transfer Trading Fee	$5.00 $2.00 $.05	Per investment Per investment Per share	Participant
Sale of Shares [2] Trading Fee	$5.00 $.05	Per share	Participant
Safekeeping	No Charge
Duplicate Statement – Prior Year	No Charge
Insufficient Funds or Rejected Automatic Debit	$35.00	Per check or debit	Participant
Other services including (but not limited to): Certificate Issuance Transfer of Shares	Per Stock Transfer Agency Contract		Company
Out of Pocket Expenses including (but not limited to): Forms/Brochures, Postage, 800 Number, etc.	As incurred		Company

Notes

Note 1	Fees could be: “P”, Participant Paid or “C”, Company Paid
Note 2	Including sales of fractional shares upon termination from plan.